                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                            IMPCO Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45255W106
                                 (CUSIP Number)

                               John M. Allen, Jr.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 18, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                       (Continued on the following pages)

CUSIP No. 45255W106                 13D                       Page 2 of 4 Pages



-------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON                       BERU Aktiengesellschaft
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON                                Not applicable

-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS
                                                                        WC

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                          [ ]

-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Germany
-------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
 NUMBER OF                                                            1,100,614
   SHARES        --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY
    EACH                                                                      0
                 --------------------------------------------------------------
  REPORTING       9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                                                              1,100,614
                 --------------------------------------------------------------

                 10       SHARED DISPOSITIVE POWER
                                                                              0
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      1,100,614
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      13.1%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
                                                                        CO

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
CUSIP No. 45255W106                 13D                       Page 3 of 4 Pages



                    CONTINUATION PAGES OF AMENDMENT NO. 7 TO
                       STATEMENT ON SCHEDULE 13D FILED BY
                             BERU Aktiengesellschaft


                  This Amendment No. 7 to the Schedule 13D, dated May 20, 1998, as amended by Amendment No. 1 thereto, dated July 16, 1998, Amendment
No. 2 thereto, dated September 3, 1998, Amendment No. 3 thereto, dated
October 5, 1998, Amendment No. 4 thereto, dated December 15, 1998,
Amendment No. 5 thereto, dated December 23, 1998 and Amendment No. 6 thereto, dated February 1, 1999 (as so amended, the "Schedule 13D"), previously filed by BERU Aktiengesellschaft ("BERU"), relates to BERU's beneficial ownership of the common stock of IMPCO Technologies, Inc., a Delaware corporation (the "Issuer"). Items 3 and 5 are hereby supplemented and amended.

Item 3.           Source and Amount of Funds or Other Consideration.

                  In a series of open market transactions during the month of June 1999, BERU acquired a total of 90,000 shares of Common Stock of the Issuer for total cash consideration of approximately $917,690. Funds to acquire all shares were provided by BERU's working capital.

                  Also, see Item 5(c) below.

Item 5.           Interest in Securities of the Company.

                  (a) Reference is made to rows (11) and (13) of the cover page. BERU is the direct beneficial owner of 1,100,614 shares of Common Stock, representing approximately 13.1% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding on May 22, 1999).

                  (b) Reference is made to rows (7) through (10) of the cover page.

                  (c) BERU acquired shares of Common Stock of the Issuer in the following open market transactions:


Date of Purchase    Number of Shares    Price per Share
----------------    ----------------    ---------------
06/01/99             42,500              $9.328
06/04/99              7,500              $9.500
06/18/99             40,000              $11.250


Also, see Item 3 above.

CUSIP No. 45255W106                  13D                      Page 4 of 4 Pages



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: June 22, 1999


                              BERU Aktiengesellschaft



                              By: /s/ Ulrich Ruetz
                                  ------------------------------
                                  Name: Ulrich Ruetz
                                  Title: Chairman and
                                         Chief Executive Officer